Exhibit 99.93

RIO ALTO ANNOUNCES SENIOR MANAGEMENT APPOINTMENTS

For Immediate Release	November 5, 2010

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSXV & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) announces that it has strengthened its Peru based management team with the appointment of Mr. Enrique Garay Manyari as Vice President Geology and Mr. Timothy (Tim) Williams as Vice President Operations.

Mr. Garay has over 22 years experience in the precious and base metal resource industry with a focus on both exploration and mine geology. Mr. Garay is a Qualified Person (QP) as defined by the Canadian National Instrument 43-101 guidelines, possesses strong skills in the assessment of base and precious metal mineralized systems and has worked throughout Peru and been involved in the assessment of various mining projects in Chile, Colombia, Mexico, Argentina and Ecuador. He has been employed by several mining companies including Barrick Gold Corporation, Hochschild Mining PLC, Trafigura and Consorcio Minero Horizonte S.A. From 1996 to 2004, Mr. Garay contributed to the resource definition work at Barrick Gold Corporation’s, multi-million ounce Pierina Gold Mine located in Peru and was the project´s Chief Mine Geologist. Mr. Garay holds a Bachelor´s Degree in Science with a major in Geology from the National Engineering University, Lima and an M. Sc. Mineral Exploration from Queens University, Canada.

Mr. Williams has over 18 year’s international experience in the mining industry, in Australia, Tanzania and Peru. For the past two years, Mr. Williams has been an operations manager for various joint venture mining contracts operated by the GyM - Stracon JV. GyM (Graña y Montero) S.A. is Peru’s largest multi-disciplined provider of engineering and construction services with extensive experience throughout Latin America. STRACON provides civil construction and contract mining services in New Zealand and Peru. Mr. Williams previous employment roles include, Geotechnical Superintendent at AngloGold Ashanti Limited´s Geita Gold Mine located in Tanzania and Senior Geomechanics Engineer at Western Mining Corporation´s Leinster Nickel Operations located in Australia. From 1996 to 2000, Mr. Williams was a Senior Consultant with Australian Mining Consultants Pty Ltd based in Perth, Australia, focussed on providing management and operational advice to a number of mining operations, both open pit and underground, throughout Australia. Mr. Williams holds a Bachelor of Engineering (Mineral Exploration and Mining Geology), Master of Engineering Science (Mining Geomechanics) and a Graduate Diploma in Mining, all obtained from the Western Australian School of Mines, Australia.

Alex Black, Rio Alto´s President stated, "Since June 2009, we have been focused on the development of the La Arena Gold Oxide Project in Peru. This development is now advanced, with the placement of first ore on pad scheduled for December and first gold production in Q1 2011. The addition of Enrique and

Tim to our Peru based team will provide leadership for our exploration, mine geology and operation activities at La Arena and each of them will play key roles in the expansion of production at La Arena and future business development activities in Peru and the rest of Latin America.”

Rio Alto also announces that it has granted stock options to Mr. Garay and Mr. Williams to acquire a total of 500,000 common shares pursuant to the terms of the Company´s stock option plan. These options are exercisable at $1.90 per common share.

This news release contains certain forward-looking information including statements concerning the expected timing of placing ore to the leach pad, completion of a gold recovery plant and production of gold, satisfaction of certain conditions precedent allowing for eventual draw down of funds in escrow and the amount of gold to be delivered to satisfy the terms of the gold prepayment agreement. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable securities laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto's SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black
President & COO

FOR FURTHER INFORMATION, CONTACT:

Alex Black, President & COO	Alejandra Gomez, Investor Relations
Phone: +51 1 625 9900	Phone: +1 604 628 1401
Cel: + 51 99279 4655	Fax: + 1 866 393 4493
Email: alexb@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts the responsibility for the adequacy or accuracy of this release.